UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Third Quarter Results 2023

Azul Reports All-time Record Revenue and EBITDA in 3Q23

São Paulo, December 7, 2023 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), the largest airline in Brazil by number of cities and departures, announces today its results for the third quarter of 2023 (“3Q23”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

▪	EBITDA reached an all-time record at R$1.6 billion, an increase of R$635.1 million or 68.6% above 3Q22, with a margin of 31.7%, 10.6 percentage points higher year over year.
▪	Operating income increased 138.3% to a record R$962.4 million, an impressive increase of R$558.6 million compared to 3Q22, representing a margin of 19.6%, 10.3 percentage points higher year over year.
▪	In 3Q23, total operating revenue reached a record R$4.9 billion, up 12.3% year over year, with 5.3% higher fares. Compared to 3Q19, operating revenue was up 62.2% with 50.1% higher fares.
3Q23 Highlights¹	3Q23	3Q22	Change
Total operating revenue (R$ million)	4,916.4	4,376.8	12.3%
Operating income (R$ million)	962.4	403.8	558.6
Operating margin (%)	19.6%	9.2%	+10.3 p.p.
EBITDA (R$ million)	1,560.2	925.1	635.1
EBITDA margin (%)	31.7%	21.1%	+10.6 p.p.
ASK (million)	11,539	10,349	11.5%
Average fare (R$)	587.6	558.3	5.3%
RASK (R$ cents)	42.61	42.29	0.7%
PRASK (R$ cents)	39.68	39.37	0.8%
Yield (R$ cents)	48.30	48.13	0.4%
CASK (R$ cents)	34.27	38.39	-10.7%
CASK ex-fuel (R$ cents)	22.43	20.02	12.0%
Average exchange rate	4.88	5.25	-7.0%
Fuel cost per liter (R$)	4.06	6.05	-33.0%

¹ Operating results were adjusted for non-recurring items totaling R$290.6 million related to the capital optimization plan in addition to other restructuring-related expenses.

▪  Passenger traffic (RPK) increased 12.0% over a capacity increase of 11.5%, resulting in a load factor of 82.2%, 0.4 percentage point higher than in 3Q22.

▪  PRASK was also an all-time record at R$39.68 cents. RASK was a record for a third quarter at R$42.61 cents. Compared to 3Q19, PRASK and RASK increased 33.5% and 36.6%, respectively.

▪  CASK in 3Q23 was R$34.27 cents, down 10.7% compared to 3Q22, mainly driven by a 33.0% reduction in fuel prices, cost reduction initiatives and productivity gains, offsetting the impact from inflation. Productivity measured in ASKs per FTE increased 2.9% versus 3Q22, and fuel consumption per ASK dropped 3.9% in 3Q23 versus 3Q22, due to the higher number of next-generation aircraft in our fleet.

▪  In July, Azul successfully concluded a public offering of US$800 million in secured bonds due 2028 at a 11.930% coupon.

▪  Immediate liquidity increased to R$3.5 billion, with operational cash inflows surpassing outflows by over R$1.7 billion in the quarter. We continued to delever with over R$3.0 billion in current lease payments, debt amortizations and deferral repayments.

▪ Azul’s leverage, measured as net debt to LTM EBITDA, decreased an impressive 1.6x, in 3Q23 compared to 3Q22.

1

Third Quarter Results 2023

Management Comments

Thanks to the dedication of our Crewmembers, we delivered record results in 3Q23. Total revenue increased 12.3% year over year, reaching an impressive R$4.9 billion, while operating margin expanded to 19.6%, maintaining our position as one of the most profitable airlines in the world. This strong growth performance was driven by our industry-leading operations and the successful execution of our fleet transformation strategy.

Our PRASK, RASK, and average fares remained at high levels, reaching R$39.68 cents, R$42.61 cents, and R$587.6, respectively. PRASK reached an all-time record, while RASK was a record for a third quarter. The revenue environment continues to be favorable, with strong demand and disciplined capacity deployment. We expect this trend to continue as we further benefit from the robust demand environment in Brazil.

During the quarter, we maintained our focus on cost reduction initiatives, resulting in a CASK reduction of 10.7% year over year. Notably, our CASK, the lowest in Brazil, benefited from a 33.0% reduction in fuel prices and a 3.9% decrease in fuel consumption per ASK, mainly due to our fleet transformation plan. At the end of the quarter, we made great progress in our effort to accelerate this plan. In one year, we almost doubled our Embraer E2 fleet, from 9 to 17 aircraft. The E2s are 14% more efficient on a trip-cost basis than the previous model and come with 18 additional seats. Going forward, we continue to expect consistent CASK reductions as we add more E2s and A320neos to our fleet to replace older-generation aircraft.

I am also excited about the outstanding performance of our business units this quarter. Our loyalty program TudoAzul ended the quarter with more than 16 million members. Our vacations business had another exceptional quarter, with more than 30% growth in gross billings compared to 3Q22. Azul Cargo continues to be the largest domestic air-logistics provider with a domestic market share of 35% and with domestic revenues growing 7% versus 3Q22. These are fast-growing, high-margin businesses, which contribute to our continued margin expansion.

All combined, these attributes led us to reach an all-time record EBITDA of R$1.6 billion, representing an impressive 68.6% year-over-year increase, with a 31.7% margin.

During the third quarter, we completed our comprehensive capital optimization plan. In July, we raised US$800 million in bonds maturing in 2028, and successfully finalized the definitive agreements with our lessors and OEMs. As part of the agreement, lessors and OEMs agreed to permanently reduce our lease and deferral payments in exchange for US$370 million in 7.5% Senior Unsecured Notes due 2030 and around US$570 million worth of Azul's preferred shares valued at R$36.00 per share, among other conditions. The equity component of the agreement will vest in quarterly installments starting in the third quarter of 2024 and will be completed by the fourth quarter of 2027.

As a result of our strong operational cash flow, the new capital raise and the success of our capital optimization plan, our immediate liquidity position reached R$3.5 billion. Operational cash inflows surpassed outflows by over R$1.7 billion, and we continued to delever with over R$3.0 billion in current lease payments, debt amortizations and deferral repayments.

As we move forward, our primary focus will be on growth and profitability. We are committed to making Azul stronger than ever, pursuing new revenue-generating opportunities, and further optimizing our efficiency and cost structure.

We remain excited about the industry environment, with robust demand, strong revenue momentum and disciplined capacity deployment, particularly during the upcoming peak season. Once again, we express our gratitude to all our Crewmembers and stakeholders for their unwavering support.

John Rodgerson, CEO of Azul S.A.

2

Third Quarter Results 2023

Consolidated Financial Results

The following income statement and operating data should be read in conjunction with the quarterly results comments presented below:

Income statement (R$ million)¹	3Q23	3Q22	% Δ
Operating Revenue
Passenger revenue	4,579.2	4,074.2	12.4%
Cargo revenue and other	337.2	302.6	11.5%
Total operating revenue	4,916.4	4,376.8	12.3%
Operating Expenses
Aircraft fuel	1,365.8	1,900.7	-28.1%
Salaries and benefits	611.5	553.7	10.4%
Depreciation and amortization	597.8	521.3	14.7%
Airport fees	274.1	237.9	15.2%
Traffic and customer servicing	209.9	169.6	23.7%
Sales and marketing	205.3	196.9	4.3%
Maintenance and repairs	155.9	123.9	25.8%
Other	533.8	269.1	98.4%
Total Operating Expenses	3,954.0	3,973.0	-0.5%
Operating Result	962.4	403.8	138.3%
Operating margin	19.6%	9.2%	+10.3 p.p.
EBITDA	1,560.2	925.1	68.6%
EBITDA margin	31.7%	21.1%	+10.6 p.p.
Financial Result
Financial income	39.4	100.2	-60.7%
Financial expenses²	(1,329.9)	(1,271.1)	4.6%
Derivative financial instruments, net³	161.7	(150.0)	n.a.
Foreign currency exchange, net	(908.7)	(727.9)	24.8%
Result Before Income Taxes	(1,075.0)	(1,645.0)	-34.6%
Income tax and social contribution	-	-	n.a.
Deferred income tax and social contribution	-	-	n.a.
Net Result² ³	(1,075.0)	(1,645.0)	-34.6%
Net margin	-21.9%	-37.6%	+15.7 p.p.
Adjusted Net Result² ³ ⁴	(360.2)	(527.3)	-31.7%
Adjusted net margin² ³ ⁴	-7.3%	-12.0%	+4.7 p.p.
Shares outstanding⁵	348.1	348.0	0.0%
EPS	(3.09)	(4.73)	-34.7%
EPS (US$)	(0.63)	(0.90)	-29.7%
EPADR (US$)	(1.90)	(2.70)	-29.7%
Adjusted EPS⁴	(1.03)	(1.52)	-31.7%
Adjusted EPS⁴ (US$)	(0.21)	(0.29)	-26.6%
Adjusted EPADR⁴ (US$)	(0.64)	(0.87)	-26.6%

¹ Operating results in 3Q23 were adjusted for non-recurring items totaling R$290.6 million related to the capital optimization plan in addition to other restructuring-related expenses.

² Excludes R$553.9 million related to the debt extinguishment due to the restructuring of the unsecured notes and the convertible debentures.

³ Excludes the conversion right related to the convertible debentures.

⁴ Adjusted net result and EPS/EPADR were adjusted for unrealized derivative results and foreign currency. One ADR equals three preferred shares (PNs).

⁵ Shares outstanding do not include the dilution related to the convertible and equity instruments.

3

Third Quarter Results 2023

Operating Data¹	3Q23	3Q22	% Δ
ASK (million)	11,539	10,349	11.5%
Domestic	8,923	8,560	4.2%
International	2,616	1,789	46.2%
RPK (million)	9,480	8,465	12.0%
Domestic	7,174	6,883	4.2%
International	2,306	1,582	45.8%
Load factor (%)	82.2%	81.8%	+0.4 p.p.
Domestic	80.4%	80.4%	-0.0 p.p.
International	88.2%	88.5%	-0.3 p.p.
Average fare (R$)	587.6	558.3	5.3%
Passengers (thousands)	7,793	7,298	6.8%
Block hours	142,663	135,182	5.5%
Aircraft utilization (hours per day)²	10.2	9.6	6.5%
Departures	82,167	79,694	3.1%
Average stage length (km)	1,160	1,102	5.2%
End of period operating passenger aircraft	181	168	7.7%
Fuel consumption (thousands of liters)	336,765	314,129	7.2%
Fuel consumption per ASK	29.2	30.4	-3.9%
Full-time-equivalent employees	14,314	13,215	8.3%
End of period FTE per aircraft	79	79	0.5%
Yield (R$ cents)	48.30	48.13	0.4%
RASK (R$ cents)	42.61	42.29	0.7%
PRASK (R$ cents)	39.68	39.37	0.8%
CASK (R$ cents)	34.27	38.39	-10.7%
CASK ex-fuel (R$ cents)	22.43	20.02	12.0%
Fuel cost per liter (R$)	4.06	6.05	-33.0%
Break-even load factor (%)	66.1%	74.3%	-8.2 p.p.
Average exchange rate (R$ per US$)	4.88	5.25	-7.0%
End of period exchange rate	5.01	5.41	-7.4%
Inflation (IPCA/LTM)	5.19%	7.17%	-2.0 p.p.
WTI (average per barrel, US$)	85.41	88.95	-4.0%
Heating oil (US$ per gallon)	3.03	3.55	-14.5%

¹ Operating results were adjusted for non-recurring items totaling R$290.6 million related to the capital optimization plan in addition to other restructuring-related expenses.

² Excludes Cessna aircraft and freighters.

Operating Revenue

In 3Q23, Azul´s total operating revenue increased R$539.6 million reaching a record R$4.9 billion compared to R$4.4 billion in the same period last year, representing an increase of 12.3%, with passenger revenue increasing 12.4% on 11.5% higher capacity compared to the same period last year. Compared to 3Q19, total operating revenue increased 62.2%.

PRASK reached a record R$39.68 cents, enabled by our rational capacity deployment and the sustainable competitive advantages of our business model. Total RASK reached a record level for a third quarter at R$42.61 cents. Compared to 3Q19, RASK and PRASK increased 36.6% and 33.5%, respectively.

Cargo revenue and other reached a record R$337.2 million, 11.5% higher than 3Q22, mainly due to the 6.8% revenue growth in domestic cargo due to strong demand for our logistics solutions and exclusive network.

4

Third Quarter Results 2023

R$ cents¹	3Q23	3Q22	% Δ
Operating revenue per ASK
Passenger revenue	39.68	39.37	0.8%
Cargo revenue and other	2.92	2.92	0.0%
Operating revenue (RASK)	42.61	42.29	0.7%
Operating expenses per ASK¹
Aircraft fuel	11.84	18.37	-35.6%
Salaries and benefits	5.30	5.35	-1.0%
Depreciation and amortization	5.18	5.04	2.8%
Airport fees	2.38	2.30	3.3%
Traffic and customer servicing	1.82	1.64	10.9%
Sales and marketing	1.78	1.90	-6.5%
Maintenance and repairs	1.35	1.20	12.8%
Other operating expenses	4.63	2.60	77.9%
Total operating expenses (CASK)	34.27	38.39	-10.7%
Operating income per ASK (RASK/CASK)	8.34	3.90	113.7%

¹ Operating results were adjusted for non-recurring items totaling R$290.6 million related to the capital optimization plan in addition to other restructuring-related expenses.

Operating Expenses

In 3Q23, we recorded operating expenses of R$4.0 billion, in line with 3Q22 even with a capacity increase of 11.5%, mainly driven by a 33.0% reduction in fuel price, cost reduction initiatives and productivity gains, partially offset by inflation.

The breakdown of our main operating expenses compared to 3Q22 is as follows:

▪	Aircraft fuel decreased 28.1% to R$1,365.8 million, mostly due to a 33.0% reduction in fuel price per liter and a reduction in fuel burn per ASK as a result of our more efficient next-generation fleet, partially offset by 11.5% increase in total capacity.
▪	Salaries and benefits increased 10.4% to R$611.5 million, driven by our capacity increase of 11.5% and a 6% union increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil, partially offset by our higher productivity.
▪	Depreciation and amortization increased 14.7% or R$76.5 million, driven by the increase in the size of our fleet compared to 3Q22.
▪	Airport fees increased 15.2% or R$36.2 million, mostly due to the 11.5% increase in our capacity, mainly due to the 46.2% increase in international ASKs, which drives higher fees.
▪	Traffic and customer servicing increased 23.7% or R$40.2 million, primarily due to 6.8% increase in the number of passengers transported year over year, mainly due to international routes which have higher expenses and the inflation in the period.
▪	Sales and marketing increased 4.3% to R$205.3 million, mostly driven by the 12.4% growth in passenger revenue, leading to an increase in credit card fees and commissions, and the increase in demand for international flights, which have higher distribution costs.
▪	Maintenance and repairs increased R$32.0 million compared to 3Q22, mainly due a 5.5% increase in block hours and higher number of maintenance events related to our growth, partially offset by savings from the insourcing of maintenance events.

▪  Other increased R$264.7 million, mainly due to a 11.5% increase in passenger capacity and higher training expenses as we increased our operations over 3Q22 in addition to an increase of revenue-driven IT expenses, crewmembers accommodations, cargo last mile operations, and flight contingencies.

5

Third Quarter Results 2023

Non-Operating Results

Net financial results (R$ million)	3Q23	3Q22	% Δ
Net financial expenses¹	(1,290.5)	(1,170.8)	10.2%
Derivative financial instruments, net²	161.7	(150.0)	n.a.
Foreign currency exchange, net	(908.7)	(727.9)	24.8%
Net financial results	(2,037.4)	(2,048.8)	-0.6%

¹ Excludes R$553.9 million related to the debt extinguishment due to the restructuring of the unsecured notes and the convertible debentures.

² Excludes the conversion right related to the convertible debentures.

Net financial expenses were R$1,290.5 million in the quarter, mainly from the R$584.4 million in leases recognized as interest expense and the R$286.6 million in interest on loans and financing in 3Q23.

Derivative financial instruments resulted in a net gain of R$161.7 million in 3Q23 mostly due to a fuel hedge gain recorded during the period. As of September 30, 2023, Azul had hedged approximately 14.9% of its expected fuel consumption for the next twelve months by using forward contracts and options.

Foreign currency exchange, net registered a non-cash foreign currency loss of R$908.7 million in 3Q23 due to the 3.9% end of period depreciation of the Brazilian real against the US dollar in the quarter, resulting in an increase in lease liabilities and loans denominated in foreign currency.

Liquidity and Financing

Azul ended the quarter with total liquidity of R$6.7 billion, including long-term investments and receivables, security deposits, and maintenance reserves, R$1.2 billion higher than 2Q23. Immediate liquidity as of September 30, 2023 was R$3.5 billion, 70.2% or R$1.4 billion higher than 2Q23, even after paying over R$3.2 billion in current aircraft leases, debt amortizations and interest, deferrals and Capex. This immediate liquidity represented 19.1% of our LTM revenue.

Liquidity (R$ million)	3Q23	2Q23	% Δ
Cash, cash equivalents and short-term investments	1,670.1	616.2	171.0%
Accounts receivable	1,793.5	1,418.8	26.4%
Immediate liquidity	3,463.5	2,035.0	70.2%
Cash as % of LTM revenue	19.1%	11.6%	+7.5 p.p.
Long-term investments and receivables	806.0	814.6	-1.0%
Security deposits and maintenance reserves	2,413.6	2,617.3	-7.8%
Total Liquidity	6,683.1	5,466.9	22.2%

Azul’s debt amortization schedule as of September 30, 2023 is set out below. The chart converts our dollar-denominated debt to reais using the quarter-end foreign exchange rate of R$5.01 and includes the successful exchange of US$37.7 million of existing senior unsecured notes due in 2024 for US$36.8 million of the senior secured notes due in 2028, concluded in October 2023.

6

Third Quarter Results 2023

Loans and financial debt amortization as of September 30, 2023 (R$ million converted at R$5.01 per dollar)¹

¹ Excludes convertible and equity instruments and OEMs’ notes.

Gross debt increased R$3,300.7 million in the quarter to R$23,869.5 million, mostly due to a successful capital raise of R$3,831.0 million, the increase in present value of our lease liabilities from the reduction in discount rate from 21.3% to 16.5%, and the 3.9% end of period depreciation of the Brazilian real, partially offset by our continued deleveraging process with more than R$1.9 billion in payments of loans and leases during the quarter, and the conclusion of the capital optimization plan with the restructuring of obligations with substantially all lessors.

Loans and financing (R$ million)¹	3Q23	2Q23	% Δ	3Q22	% Δ
Lease liabilities	11,715.9	12,885.2	-9.1%	13,610.6	-13.9%
Lease notes	1,029.9	-	n.a.	-	n.a.
Finance lease liabilities	700.4	589.5	18.8%	763.1	-8.2%
Other aircraft loans and financing	535.6	664.3	-19.4%	902.6	-40.7%
Loans and financing	9,887.7	6,429.8	53.8%	6,831.1	44.7%
% of non-aircraft debt in local currency	12%	25%	-13.2 p.p.	20%	-7.9 p.p.
% of total debt in local currency	5%	8%	-2.7 p.p.	7%	-1.0 p.p.
Gross debt	23,869.5	20,568.8	16.0%	22,107.4	8.0%

¹ Considers the effect of hedges on debt. Excludes convertible and equity instruments and OEMs’ notes. Consistently, shares outstanding should be adjusted to 508.2 million.

As of September 30, 2023, Azul’s average debt maturity excluding lease liabilities and convertible debentures was 4.7 years, with an average interest rate of 11.1%. Average interest rate on local and dollar-denominated obligations were equivalent to CDI + 5% and 10.3%, respectively.

7

Third Quarter Results 2023

Azul’s leverage ratio measured as net debt to LTM EBITDA decreased 1.6x year-over-year, from 5.7x to 4.0x. We are confident in our ability to continue reducing leverage organically, a process that has been accelerated by our capital optimization plan.

Key financial ratios (R$ million)	3Q23	2Q23	% Δ	3Q22	% Δ
Cash¹	4,269.6	2,849.6	49.8%	4,180.6	2.1%
Gross debt²	23,869.5	20,568.8	16.0%	22,107.4	8.0%
Net debt	19,599.9	17,719.2	10.6%	17,926.8	9.3%
Net debt / EBITDA (LTM)	4.0x	4.2x	-0.2x	5.7x	-1.6x

¹ Includes cash, cash equivalents, receivables, short and long-term investments.

² Excludes convertible and equity instruments and OEMs’ notes.

Fleet

As of September 30, 2023, Azul had a passenger operating fleet of 181 aircraft and a passenger contractual fleet of 194 aircraft, with an average aircraft age of 7.3 years excluding Cessna aircraft. At the end of 3Q23, the 13 aircraft not included in our operating passenger fleet consisted of (i) 4 ATRs subleased to TAP, (ii) 3 Embraer E1s subleased to Breeze, and (iii) 1 ATR and 5 Embraer E1s being prepared to exit the fleet.

Azul ended 3Q23 with approximately 79% of its capacity coming from next-generation aircraft, considerably higher than any competitor in the region.

Passenger Contractual Fleet¹	3Q23	2Q23	% Δ	3Q22	% Δ
Airbus widebody	11	12	-8.3%	13	-15.4%
Airbus narrowbody	54	54	-	50	8.0%
Embraer E2	17	17	-	9	88.9%
Embraer E1	45	47	-4.3%	50	-10.0%
ATR	43	42	2.4%	39	10.3%
Cessna	24	24	-	21	14.3%
Total¹	194	196	-1.0%	182	6.6%
Aircraft under operating leases	167	169	-1.2%	159	5.0%

1 Includes 7 subleased aircraft.

Passenger Operating Fleet	3Q23	2Q23	% Δ	3Q22	% Δ
Airbus widebody	11	11	-	11	-
Airbus narrowbody	54	54	-	50	8.0%
Embraer E2	17	17	-	9	88.9%
Embraer E1	37	38	-2.6%	43	-14.0%
ATR	38	37	2.7%	34	11.8%
Cessna	24	24	-	21	14.3%
Total	181	181	-	168	7.7%

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Third Quarter Results 2023

Capex

Capital expenditures totaled R$169.6 million in 3Q23, mostly due to the capitalization of engine overhaul events and the acquisition of spare parts in the quarter.

Capex (R$ million)	3Q23	2Q23	% Δ
Aircraft and maintenance and checks	100.9	138.3	-27.0%
Intangible assets	36.9	52.3	-29.6%
Other	31.9	31.2	2.0%
Capex	169.6	221.8	-23.5%

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry:

ESG Key Indicators	3Q23	2Q23	% Δ
Environmental
Fuel
Total fuel consumed per ASK (GJ / ASK)	1,096	1,108	-1.0%
Total fuel consumed (GJ x 1000)	12,651	11,701	8.1%
Fleet
Average age of operating fleet¹ (years)	7.3	7.3	0.7%
Social
Labor Relations
Employee gender: male (%)	59.9%	59.7%	0.2 p.p.
Employee gender: female (%)	40.1%	40.3%	-0.2 p.p.
Employee monthly turnover (%)	0.9%	0.9%	-
Employee covered under collective bargaining agreements (%)	100%	100%	-
Volunteers (#)	5,549	5,091	9%
Governance
Management
Independent directors (%)	91%	91%	-
Percent of Board members that are women (%)	18%	18%	-
Board of Directors' average age (years)	59	59	0.4%
Director meeting attendance (%)	100%	100%	-
Board size (#)	11	11	-
Participation of women in leadership positions (%)	40%	40%	-

¹ Excludes Cessna aircraft.

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Third Quarter Results 2023

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 180 aircraft and more than 14,000 Crewmembers, the Company has a network of 300 non-stop routes as of September 2023. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

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Third Quarter Results 2023

Balance Sheet – IFRS
(R$ million)	September 30, 2023	June 30, 2023	December 31, 2022
Assets	19,605.1	17,122.0	18,721.3
Current assets	5,931.4	4,628.3	4,871.9
Cash and cash equivalents	1,670.1	616.2	668.3
Accounts receivable	1,721.9	1,351.2	1,804.0
Sublease receivables	71.6	67.6	70.2
Inventories	751.6	722.7	721.7
Security deposits and maintenance reserves	987.0	1,286.0	1,025.2
Taxes recoverable	224.3	188.0	234.9
Derivative financial instruments	113.1	29.5	36.1
Prepaid expenses	113.1	233.5	182.9
Other current assets	278.9	133.5	128.7
Non-current assets	13,673.7	12,493.7	13,849.4
Long-term investments	744.3	742.1	733.0
Sublease receivables	61.7	72.5	105.9
Security deposits and maintenance reserves	1,426.5	1,331.3	1,514.4
Derivative financial instruments	-	0.4	235.9
Prepaid expenses	199.2	188.5	319.0
Other non-current assets	7.0	8.4	9.0
Right of use – leased aircraft and other assets	7,086.8	6,040.2	6,773.4
Right of use – maintenance of leased aircraft	686.3	717.9	779.2
Property and equipment	1,998.9	1,924.6	1,953.1
Intangible assets	1,462.8	1,467.8	1,426.5
Liabilities and equity	19,605.1	17,122.0	18,721.3
Current liabilities	14,064.1	16,823.0	15,056.1
Loans and financing	1,269.9	1,694.5	1,112.9
Convertible instruments	32.0	12.9	14.8
Leases	3,441.6	4,641.3	4,025.9
Lease notes	99.2	-	-
Lease equity	110.0	-	-
Accounts payable	1,901.9	2,912.6	2,432.8
Factoring	104.2	-	753.4
Air traffic liability	4,333.6	4,476.1	4,140.0
Salaries and benefits	514.9	474.4	479.4
Insurance payable	0.4	21.9	85.0
Taxes payable	119.2	129.5	193.6
Derivative financial instruments	9.7	120.5	69.4
Provisions	713.6	1,006.7	834.3
Airport fees	1,265.6	1,192.2	831.9
Other	148.1	140.5	82.7
Non-current liabilities	26,827.2	19,981.0	22,672.7
Loans and financing	9,153.4	5,399.6	6,119.8
Convertible instruments	1,118.8	1,641.5	1,388.9
Leases	8,974.6	8,833.4	10,556.9
Lease notes	930.7	-	-
Lease equity	1,444.9	-	-
Accounts payable	1,426.0	436.2	517.0
Derivative financial instruments	0.3	0.1	175.2
Provision	2,139.9	2,071.2	2,408.7
Airport fees	586.6	513.3	502.9
Other non-current liabilities	1,051.9	1,085.7	1,003.4
Equity	(21,286.1)	(19,682.0)	(19,007.5)
Issued capital	2,314.8	2,314.0	2,313.9
Advance for future capital increase	0.8	0.8	0.1
Capital reserve	2,016.3	2,010.4	1,970.1
Treasury shares	(9.0)	(13.1)	(10.2)
Accumulated other comprehensive result	5.3	5.3	5.3
Accumulated losses	(25,614.3)	(23,999.4)	(23,286.7)

11

Third Quarter Results 2023

Cash Flow Statement – IFRS

(R$ million)	3Q23	3Q22	% Δ
Cash flows from operating activities
Net profit (loss) for the period	(1,614.9)	(2,015.0)	-19.9%
Total non-cash adjustments
Depreciation and amortization	625.5	521.3	20.0%
Unrealized derivatives	(466.4)	366.5	n.a.
Exchange gain and (losses) in foreign currency	931.6	713.8	30.5%
Interest on assets and liabilities, net	1,954.4	1,092.1	79.0%
Provisions	(268.2)	138.3	n.a.
Result of lease agreements modification	(49.3)	(46.1)	6.9%
Other	(5.2)	(115.0)	-95.5%
Changes in operating assets and liabilities
Trade and other receivables	(260.1)	(657.5)	-60.4%
Sublease receivables	2.7	12.9	-79.4%
Security deposits and maintenance reserves	(173.9)	(182.7)	-4.8%
Prepaid expenses	32.7	(65.4)	n.a.
Other assets	(134.0)	(82.8)	61.7%
Derivatives	(32.1)	239.7	n.a.
Accounts payable	(230.8)	461.1	n.a.
Salaries and benefits	42.2	43.2	-2.4%
Air traffic liability	(112.3)	252.6	n.a.
Contingencies	(20.1)	(47.3)	-57.5%
Other liabilities	18.4	151.9	-87.9%
Interest paid	(335.7)	(201.2)	66.9%
Net cash generated (used) by operating activities	(95.5)	580.1	n.a.

Cash flows from investing activities
Short-term investment	-	0.7	n.a.
Cash received on sale of property and equipment	-	317.6	n.a.
Sales and leaseback	-	321.3	n.a.
Restricted cash	(256.5)	-	n.a.
Acquisition of intangible	(36.9)	(60.7)	-39.3%
Acquisition of property and equipment	(132.8)	(433.4)	-69.4%
Net cash generated (used) in investing activities	(426.2)	145.4	n.a.

Cash flows from financing activities
Loans and financing
Proceeds	3,831.0	-	n.a.
Repayment	(1,347.3)	(417.1)	223.0%
Lease repayment	(698.0)	(741.0)	-5.8%
Factoring	-	(520.0)	n.a.
Capital increase	0.8	0.0	4541.2%
Treasury shares	(3.9)	-	n.a.
Repayment convertible	(542.5)	-	n.a.
Net cash generated (used) in financing activities	1,240.1	(1,678.1)	n.a.

Exchange gain (loss) on cash and cash equivalents	64.8	22.6	186.1%

Net decrease in cash and cash equivalents	783.2	(929.9)	n.a.

Cash and cash equivalents at the beginning of the period	616.2	2,033.6	-69.7%

Cash and cash equivalents at the end of the period	1,399.4	1,103.7	26.8%

12

Third Quarter Results 2023

Appendix

Income statement (R$ million)¹	9M23	9M22	% ∆
Operating Revenue
Passenger revenue	12,697.6	10,475.6	21.2%
Cargo revenue and other	966.6	1,019.0	-5.1%
Total operating revenue	13,664.2	11,494.6	18.9%
Operating Expenses
Aircraft fuel	4,377.5	4,787.8	-8.6%
Salaries and benefits	1,717.4	1,439.4	19.3%
Depreciation and amortization	1,730.4	1,521.5	13.7%
Airport fees	783.5	660.7	18.6%
Traffic and customer servicing	595.0	453.4	31.2%
Sales and marketing	559.1	481.6	16.1%
Maintenance and repairs	514.1	439.4	17.0%
Other	1,370.5	1,100.0	24.6%
Total Operating Expenses	11,647.5	10,883.7	7.0%
Operating Result	2,016.7	611.0	230.1%
Operating margin	14.8%	5.3%	+9.4 p.p.
EBITDA	3,747.1	2,132.4	75.7%
EBITDA margin	27.4%	18.6%	+8.9 p.p.
Financial Result
Financial income	143.9	191.2	-24.8%
Financial expenses²	(3,785.6)	(3,309.8)	14.4%
Derivative financial instruments, net³	(79.1)	341.7	n.a.
Foreign currency exchange, net	771.2	555.1	38.9%
Result Before Income Taxes	(932.9)	(1,610.8)	-42.1%
Income tax and social contribution	-	-	n.a.
Deferred income tax and social contribution	-	-	n.a.
Net Result² ³	(932.9)	(1,610.8)	-42.1%
Net margin	-6.8%	-14.0%	+7.2 p.p.
Adjusted Net Result² ³ ⁴	(1,779.7)	(2,057.1)	-13.5%
Adjusted net margin² ³ ⁴	-13.0%	-17.9%	+4.9 p.p.
Shares outstanding⁵	348.1	347.6	0.1%
EPS	(2.68)	(4.63)	-42.2%
EPS (US$)	(0.54)	(0.90)	-40.7%
EPADR (US$)	(1.61)	(2.71)	-40.7%
Adjusted EPS⁴	(5.11)	(5.92)	-13.6%
Adjusted EPS⁴ (US$)	(1.02)	(1.15)	-11.4%
Adjusted EPADR⁴ (US$)	(3.06)	(3.46)	-11.4%

¹ Operating results were adjusted for non-recurring items.

² Excludes R$553.9 million related to the debt extinguishment due to the restructuring of the unsecured notes and the convertible debentures.

³ Excludes the conversion right related to the convertible debentures.

⁴ Adjusted net result and EPS/EPADR were adjusted for unrealized derivative results and foreign currency. One ADR equals three preferred shares (PNs).

⁵ Shares outstanding do not include the dilution related to the convertible and equity instruments.

13

Third Quarter Results 2023

Operating Data¹	9M23	9M22	% ∆
ASK (million)	32,901	29,154	12.9%
Domestic	25,711	25,156	2.2%
International	7,191	3,998	79.9%
RPK (million)	26,514	23,419	13.2%
Domestic	20,368	19,991	1.9%
International	6,146	3,428	79.3%
Load factor (%)	80.6%	80.3%	+0.3 p.p.
Domestic	79.2%	79.5%	-0.2 p.p.
International	85.5%	85.7%	-0.3 p.p.
Average fare (R$)	576.4	511.3	12.7%
Passengers (thousands)	22,029	20,487	7.5%
Block hours	413,955	382,139	8.3%
Aircraft utilization (hours per day)²	9.8	9.1	8.1%
Departures	238,773	224,894	6.2%
Average stage length (km)	1,151	1,102	4.5%
End of period operating passenger aircraft	181	168	7.7%
Fuel consumption (thousands of liters)	966,708	892,185	8.4%
Fuel consumption per ASK	29.4	30.6	-4.0%
Full-time-equivalent employees	14,314	13,215	8.3%
End of period FTE per aircraft	79	79	0.5%
Yield (R$ cents)	47.89	44.73	7.1%
RASK (R$ cents)	41.53	39.43	5.3%
PRASK (R$ cents)	38.59	35.93	7.4%
CASK (R$ cents)	35.40	37.33	-5.2%
CASK ex-fuel (R$ cents)	22.10	20.91	5.7%
Fuel cost per liter (R$)	4.53	5.37	-15.6%
Break-even load factor (%)	68.7%	76.1%	-7.4 p.p.
Average exchange rate (R$ per US$)	5.01	5.13	-2.5%
End of period exchange rate	5.01	5.41	-7.4%
Inflation (IPCA/LTM)	5.19%	7.17%	-2.0 p.p.
WTI (average per barrel, US$)	78.15	97.49	-19.8%
Heating oil (US$ per gallon)	2.80	3.55	-21.1%

¹ Operating results were adjusted for non-recurring items.
² Excludes Cessnas and freighters.

14

Third Quarter Results 2023

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization, adjusted to exclude non-recurring items.

FTE (Full-Time Equivalent)

Equivalent number of employees assuming all work full-time.

Immediate Liquidity

Cash, cash equivalents, short-term investments and receivables

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

LTM

Last twelve months ended on the last day of the quarter presented.

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

15

Third Quarter Results 2023

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA and EBITDA margin, which are non-IFRS performance measures and are not financial performance measures determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

16

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    December 7, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer